November 30, 2007

Ms. Angela Crane,

Branch Chief,

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington D.C., 20549

U.S.A.

Re:	Comment letter dated October 24, 2007

Dear Ms. Crane:

This is in response to the Staff’s comment letter of October 24, 2007, relating to our annual report on Form 20-F for our fiscal year ended March 31, 2007 filed August 30, 2007 (File No.001-06784). For your convenience, we have included the text of the Staff’s comment below and have keyed our responses accordingly.

A. Operating Results, page 31

Overview, page 31

1.	You disclose that you will no longer reflect JVC as a segment from the second quarter of fiscal 2008. From your disclosure, it appears that the change is solely based upon the fact that your ownership percentage in JVC decreased from 52.4% to 36.8%. Please note that investees accounted for by the equity method may, by themselves, qualify as an operating segment if, under the specific facts and circumstances being considered, it meets the definition in paragraph 10 of SFAS 131. Please ensure that the accounting for your segments is consistent with SFAS 131 and revise future filings, as applicable, to discuss why the segment no longer qualifies as a segment under SFAS 131.

As set forth in our March 31, 2007 Form 20-F on page 157, the JVC segment profit was not significant compared to other reportable segments and the JVC segment was quantitatively significantly smaller than all other reported segments in our previous filings, accounting for less than 7.5% of combined business segment sales (internal and external) and less than 5% of aggregate business segment profit for all periods reported. Now that JVC is an equity method investment, the income statement and balance sheet impact of JVC will be significantly lower for the year ending March 31, 2008 given our 36.8% interest. We have concluded that our interest in JVC will be insignificant compared to both our existing business segment reporting and our consolidated income before income taxes based on the historical trend of JVC’s profitability, and that the provisions of SFAS 131 in these circumstances are not applicable to insignificant entities such as JVC.

We respectively advise the Staff that we will provide the following disclosure in future filings to discuss why JVC no longer qualifies as a segment under SFAS 131.

JVC issued and allocated new shares of its common stock to third parties on August 10, 2007. As a result, our shareholding of JVC decreased from 52.4% to 36.8%, and JVC became an associated company under the equity method from a consolidated subsidiary in the fiscal 2008 second quarter. Given JVC’s equity method investment status, the income statement and balance sheet impact of JVC will be significantly lower in future periods and insignificant compared to both existing business segment reporting and consolidated income before income taxes. The provisions of SFAS 131 in these circumstances are not applicable to insignificant entities and accordingly, the JVC segment is no longer reported from the second quarter of fiscal 2008.

Summary of Operations, page 33

2.	Please reconcile the ¥85 billion of impairment losses to your statement of operations on page 109. In future filings please provide additional disclosure to discuss where the amount was classified in your statements of operations.

We respectfully advise the Staff that the components relating to ¥85 billion of impairment losses in fiscal 2006 are reconciled as follows (Yen in Millions):

Goodwill impairment	¥50,050	(1)
Write-down of investment securities	35,292	(2)

Total	¥85,342

(1)	This balance agrees to the “Goodwill Impairment” caption within the Consolidated Statements of Income on page 109.
(2)	The components of write-down of investment securities are as follows:

Write-down of:

Investment in associated companies	¥30,681	(A)
Available for sale securities	458	(B)
Cost method investments	4,153	(C)

Total write-downs	¥35,292

Losses from impairment of investment securities are presented in the “Other Deductions” caption of the Consolidated Statements of Income on page 109.

(A) This balance agrees to the balance within the third paragraph of Note 4 on page 123.

(B) This balance agrees to the balance within the second paragraph of Note 5 on page 125.

(C) This balance agrees to the balance within the second paragraph of Note 5 on page 126.

We respectfully advise the Staff that we will provide the following disclosures in future filings to discuss where the amounts are classified in our statements of operations.

The 85 billion yen of impairment losses for the year ended March 31, 2006 is composed of 50 billion yen of goodwill impairment and 35 billion yen of write-down of investment securities which is included in other deductions.

Key Performance Indicators, page 34

3.	In future filings when presenting non-GAAP measures please address the following, consistent with Item 10(e) of Regulation S-K:

a.	Present, with equal or great prominence, the most directly comparable financial measure or measures calculated and presented in accordance with GAAP; and

b.	Do not use titles or descriptions of non-GAAP financial measures that are the same as, or confusing similar to, titles or descriptions used for GAAP financial measures.

With respect to non-GAAP financial measures disclosed in its Form 20-F annual reports, we make the relevant disclosures required by Item 10(e) of Regulation S-K under the heading “Overview — Key Performance Indicators” under Item 5.A. We expanded the disclosure in this section relating to non-GAAP financial measures for the purpose of complying with Item 10(e), in response to a prior comment of the SEC staff (comment No.1 in the letter dated March 7, 2005 from the SEC staff to us, relating to our annual report on Form 20-F for the year ended March 31, 2004; please see the response thereto set forth in the letter dated April 8, 2005 from us to the SEC staff). We believe that the current disclosure in this section, as so expanded, complies with the requirements of Item 10(e).

4.	Further, you should comply with Item 10(e) each time you refer to a non-GAAP measure, including the references on page 45 and 48.

We propose to comply with this comment by making a cross-reference to “Overview — Key Performance Indicators” under Item 5.A “Overview — Key Performance Indicators” under Item 5.A, where the relevant disclosures required by Item 10(e) of Regulation S-K are made, each time a reference to a non-GAAP financial measure is made. With respect to most of the references to non-GAAP financial measures in the Form 20-F annual report for the year ended March 31, 2007, such cross-references are already made.

Years Ended March 31, 2006 compared with 2005, page 40

5.	Please tell us the nature of the loss related to the kerosene fan heaters. Please also tell us where you discuss this loss in the notes to your financial statements.

We respectfully advise the Staff that the loss related to the kerosene fan heaters resulted from defects in certain kerosene fan heaters which were manufactured by us between 1985 and 1992. The defects resulted in hospitalization, and in some cases death, due to exposure to carbon monoxide exhaust which leaked from the defective heaters. A public notification of this problem was issued initially on April 21, 2005 and we began the process of repairing the affected kerosene fan heaters. However, on November 21, 2005, an incident occurred which resulted in a death and injury. Shortly thereafter on November 30, 2005 we established a special committee led by our President to accelerate our recall efforts, product inspections and repairs of affected models of kerosene fan heaters. Through various media channels, we began notifying customers on November 30, 2005 of the risks involved in the use of these products, while sending out approximately 200,000 of our employees in total to distribute leaflets directly to users and kerosene suppliers. Costs associated with the recall efforts such as various media announcements, leaflet printing, travel, inspections and repairs were included in the losses.

We discussed this loss in Note 16 on page 150. As indicated in our response to comment No. 25, we intend to expand our Note 16 disclosure on page 150 to better describe the situation involving the kerosene fan heaters. Please refer to our response to comment No. 25.

H. Accounting Principles, page 50

6.	Please reconcile the amounts of equity method securities in the fifth paragraph with your financial statements.

We respectfully advise the Staff that the ¥477 billion of equity method securities and advances reconciles to our financial statements as follows (Yen in Billions):

Available-for-sale securities (current)	¥93	(1)
Available-for-sale securities (non-current)	695	(2)
Investment securities (cost method)	31	(3)
Equity method securities with quoted market value	3	(4)
Equity method securities without quoted market value, and advances and others	477

Total	¥1,299
Less: Short-term investments	(93	)(5)

Total investments and advances	¥1,206	(6)

(1)	This balance agrees to the table within Note 5 on page 124.
(2)	This balance agrees to the table within Note 5 on page 124.
(3)	This balance agrees to the table in Note 5 on page 126.
(4)	This balance agrees to the table in Note 4 on page 123.
(5)	This balance agrees to the balance sheet caption “Short-term investments” on page 107.
(6)	This balance agrees to the balance sheet caption “Total investments and advances” on page 107.

Financial Statements, page 104

Consolidated Balance Sheets, page 107

7.	Please show us the significant components of other investments and advances as of March 31, 2007 of ¥1,062,881 million.

We respectfully advise the Staff that the significant components of other investments and advances are as follows (Yen in Millions):

Available-for-sale securities	¥694,491	(1)
Investment securities (cost method)	31,465	(2)
Time deposit (over one year)	270,036
Long-term deposits	35,227
Other	31,662

Total other investments and advances	¥1,062,881

(1)	This balance agrees to the table within Note 5 on page 124.
(2)	This balance agrees to the second paragraph on page 126.

Consolidated Statements of Income, page 109

8.	Please show us the significant components of other income and other deductions for 2007, 2006 and 2005.

We respectfully advise the Staff that the significant components of other income and deductions for 2007, 2006 and 2005 are as follows:

	(Yen in Millions)
Description	2007	2006	2005
Description of other income:
Gain on sale of investments(1)	41,766	78,912	31,655
Technical assistance fee received (royalty)	24,951	28,349	20,067
Gain on sale of tangible assets	47,806	34,934	21,928
Other	22	5,204	9,169

Total other income	114,545	147,399	82,819

Description of other deductions:
Loss on sale of investments(1)	(1,612)	(31,463)	(256)
Write-down of investment securities(2)	(3,148)	(35,292)	(16,186)
Foreign exchange gain and losses(3)	(18,950)	(13,475)	(7,542)
Loss on disposal of tangible assets	(14,548)	(17,455)	(19,563)
Impairment losses of tangible assets(4)	(18,324)	(16,230)	(28,265)
Impairment losses of other intangible assets(5)	(355)	(98)	(1,254)
Claim expenses(6)	—	(34,340)	—
Restructuring charges(7)	(19,574)	(48,975)	(110,568)
Reclassification of translation adjustment(8)	(5,481)	51,632	(1,473)
Immaterial Corrections(9)	(15,149)	3,370	7,437
Expenses associated with environmental clean up	(4,800)	(6,825)	—
Expenses associated with product quality issue	(11,615)	—	—
Other	(8,134)	(4,256)	3,274

Total other deductions	(121,690)	(153,407)	(174,396)

(1)	The net amount of gain and loss on sale of investments agrees to “Net gain on sale of investments” caption in the Consolidated Statements of Cash Flows on page 112.
(2)	These balances agree to the “Write-down of investment securities” caption on the Consolidated Statement of Cash flows on page 112.
(3)	These balances agree to the balance in the second paragraph of Note 16.
(4)	These balances for fiscal 2007, 2006 and 2005 agrees to the second, sixth and tenth paragraphs, respectively, of Note 7 on page 127.
(5)	These balances agree to the third paragraph of Note 8 on page 130. Please sum the balances for the impairment loss from amortizing and non-amortizing impairment losses in Note 8 in order to reconcile to the balances.
(6)	This balance agrees to the fourth paragraph of Note 16 on page 150.
(7)	These balances agree to the “Total restructuring charges” table in Note 15 on page 147.
(8)	These balances agree to the balance within the “Less: Reclassification adjustment for losses included in net income” caption of the tables in pages 143 through 145 of Note 13.
(9)	These amounts represent a number of immaterial error corrections.

Consolidated Statements of Cash Flows, page 112

9.	Please reconcile the proceeds from sale of short-term investments to the disclosure in Note 5 on page 125. Please also show us the significant components of the increase in investments and advances. In future filings, consistent with paragraph 18 of SFAS 115, cash flows from purchases, sales, and maturities of available-for-sale securities and held-to-maturity securities should be classified as cash flows from investing activities and reported gross for each security classification in the statement of cash flows.

We respectfully advise the Staff that the proceeds from sale of available-for-sale securities in Note 5 on page 125 are included in Consolidated Statements of Cash Flows captions “Proceeds from sale of short-term investments” and “Proceeds from disposition of investments and advances”. We respectively advise the Staff that the applicable statement of cash flow captions are reconciled to the proceeds from sale of available-for-sale securities that is disclosed in Note 5 on page 125 as follows:

	(Yen in Millions)
Description	2007	2006	2005
Consolidated Statements of Cash Flows (Page 112):
-Proceeds from sale of short-term investments	31,014	41,867	6,117
-Proceeds from disposition of investments and advances	142,074	849,409	101,374

Total	173,088	891,276	107,491

Less cash flows unrelated to sale of available-for-sale securities:
-Proceeds from repayment of time deposits over-one-year	(50,000)	(257,043)	—
-Proceeds from collection of loan receivables	(14,004)	(341,314)	(26,010)
-Proceeds from sales of employee loan receivables	(9,983)	—	—
-Proceeds from repayment of deposits	(5,871)	(9,340)	—
-Proceeds from sales of shares of affiliated companies	(2,730)	(6,713)	—
-Proceeds from sale of Vivendi Universal shares (a cost method investment)	—	(134,908)	—
-Other	(5,694)	(6,051)	(6,762)

Total	(88,282)	(755,369)	(32,772)

Investments in Securities (Note 5);
-Proceeds from sale of available-for-sale securities	84,806	135,907	74,719

The significant components of the increase in investments and advances are as follows:

	(Yen in Millions)
Description	2007	2006	2005
Increase in investments in available-for-sale securities	(112,297)	(108,725)	(60,361)
Increase in investments in affiliated companies	(17,307)	(15,297)	(1,366)
Increase in investments in cost method investment	(7,290)	(12,733)	(12,123)
Increase in time deposits over-one-year	(130,000)	(244,632)	(42,730)
Increase in loan receivables	(13,630)	(2,023)	(14,417)
Increase in deposits	(3,894)	(1,919)	—
Others	(5,628)	(536)	(2,639)

Increase in investments and advances total	(290,046)	(385,865)	(133,636)

We respectfully advise the Staff that we do not own any held-to-maturity securities. Accordingly, with all due respect, we intend to maintain the current presentation. Upon purchase of held-to-maturity securities in the future, we agree that we should bifurcate the cash flows from purchases, sales, and maturities of available-for-sale and held-to-maturity securities and report them on a gross basis as cash flows from investing activities in the statement of cash flows.

10.	Please show us the significant components of proceeds from disposition of investments and advances and increase in investments and advances.

We respectfully advise the Staff that the significant components of proceeds from disposition of investments and advances, and increase in investments and advances are as follows:

Significant components of proceeds from disposition of investments and advances:

	(Yen in Millions)
Description	2007	2006	2005
Proceeds from disposition of available-for-sale securities	53,792	94,040	68,602
Proceeds from repayment of time deposits over-one-year	50,000	257,043	—
Proceeds from collection of loan receivables	14,004	341,314	26,010
Proceeds from sales of employee loan receivables	9,983	—	—
Proceeds from repayment of deposits	5,871	9,340	—
Proceeds from sale of investments in affiliated companies	2,730	6,713	—
Proceeds from sale of investments in cost method investment	—	134,908	—
Others	5,694	6,051	6,762

Proceeds from disposition of investments and advances	142,074	849,409	101,374

Please refer to response to Question No.9 as to the significant components of advances and increase in investments and advances.

11.	Please tell us and disclose in future filings how you accounted for the sale of shares of subsidiaries. Please refer to SAB 51.

We respectfully advise the Staff that the proceeds from sale of shares of subsidiaries and dividends received caption on the Consolidated Statements of Cash Flows represents sales of shares held by us directly or indirectly in certain consolidated subsidiaries and does not represent sales of shares by our subsidiaries. Accordingly, we do not believe that SAB 51 is applicable in this situation.

Note 1. Summary of Significant Accounting Policies, page 114

(c) Principles of Consolidation, page 114

12. Please tell us and disclose in future filings the following:

•

A brief description of the principles followed in consolidating the separate financial statements, consistent with Rule 3A-03 of Regulation S-X. The policy should clarify whether and how you complied with Rule 3A-04 of Regulation S-X with respect to the elimination of intercompany items and transactions between entities included in the consolidated financial statements and unrealized intercompany profits and losses on transactions with entities presented under the equity method. If such eliminations are not made, you should make a statement of the reasons and the methods of treatment.

•

If there has been a change in the companies included or excluded in your financial statements from the preceding fiscal period which has a material effect on the financial statements, then please disclose the companies included or excluded in the current year, consistent with Rule 3A-03 of Regulation S-X.

•

We note that you consolidate certain entities under FIN 46R. Please clearly disclose the circumstances involved and why you consolidated these entities, consistent with Rule 3A-02 of Regulation S-X. Please note that you should clearly disclose the circumstances involved in any departure from the normal practice of consolidating majority owned subsidiaries and not consolidating entities that are less than majority owned.

With respect to the first bullet point, we respectfully advise the Staff that the intercompany items and transactions between entities included in the consolidated financial statements and unrealized intercompany profits and losses on transactions with entities presented under the equity method are eliminated in preparing the consolidated financial statements.

In our future filings, we will include the following disclosure:

The consolidated financial statements include the accounts of the Company and its majority-owned, controlled subsidiaries. Investments in companies and joint ventures over which we have the ability to exercise significant influence (generally through an ownership interest of between 20% to 50%) is included in Investments and advances in the Consolidated Balance Sheets. All significant intercompany balances and transactions have been eliminated in consolidation.

With respect to the second bullet point, we respectfully advise the Staff that there has not been a change in the companies included or excluded in our consolidated financial statement from the preceding fiscal period.

With respect to the third bullet point, we consolidated four entities under the provisions of FIN 46R. Three of the entities were involved with one of our subsidiaries that have entered into a contract to build nursing home facilities for special purpose corporations (SPCs). These SPCs are thinly capitalized such that the SPCs’ total equity investment at risk is not sufficient to permit the SPCs to finance its activities without additional subordinated financial support by any parties. Accordingly, the SPCs qualify as variable interest entities under the provisions of FIN 46R paragraph 5(a). These SPCs were subsequently securitized in order to allow the SPC investors to provide funding to the SPCs. Although our subsidiary does not have an ownership interest in the SPCs we concluded that our subsidiary was the primary beneficiary under the provisions of FIN 46R paragraph 14 because it had extended a loan of approximately 20% of the securitized amount. Furthermore, our subsidiary had extended a guarantee to protect the other investors if any of the SPCs fell into a negative equity position.

We believe that the effect of consolidating these three variable interest entities is immaterial to our overall financial position and results of operations. Accordingly, with all due respect, we do not believe that additional disclosure with respect to the consolidation of these entities under FIN 46R is necessary.

Summary of financial position of the SPCs for fiscal 2007 as compared to our consolidated financial statements are as follows (Yen in Millions):

	SPC	Consolidated F/S	% SPC
Total revenue	¥599	¥9,108,170	0.01%
Total net income	¥20	¥217,185	0.01%
Total assets	¥7,399	¥7,896,958	0.1%
Total liabilities	¥7,411	¥3,429,063	0.22%

The remaining entity that was consolidated under FIN 46R for a portion of the year ended March 31, 2007 was MTPD. As discussed in our response to comment No. 20, we previously owned a 64.5% controlling interest in MTPD but we did not consolidate this entity due to certain participating rights that were granted to a minority shareholder, Toshiba Corporation (Toshiba). Subsequently, due to certain reconsideration events under FIN 46R paragraph 7, we reached a conclusion that MTPD was a variable interest entity and that we were the primary beneficiary as of March 1, 2006. Accordingly, we consolidated MTPD from March 1, 2006. In addition, on March 30, 2007, we acquired the remaining 35.5% interest from Toshiba and MTPD became a wholly owned subsidiary at that date. The impact of consolidating MTPD was not material to our consolidated financial statements. As a result, since MTPD is now consolidated based on our 100% equity ownership, we do not believe that further disclosure is necessary with respect to the consolidation of MTPD under FIN 46R for the year ended March 31, 2007.

(d) Revenue Recognition, page 115

13.	You disclose that you enter into multiple element arrangements. Please tell us and disclose in future filings when you recognize revenue for the separate elements in the arrangement such as installment and maintenance.

In applying EITF 00-21 to our multiple element arrangements, we recognize product revenue upon shipment because we generally do not perform installations of our products. However, there are minor instances where we install the products and in these instances product revenue recognition is deferred until installations are completed. Maintenance revenue is recognized on a straight-line basis over the term of the maintenance agreement.

We respectfully advise the Staff that for future filings we will modify the disclosure for the multiple element arrangements as follows:

We enter into arrangements with multiple elements, which may include any combination of products, equipment, installation and maintenance. We allocate revenue to each element based on its relative fair value if such element meets the criteria for treatment as a separate unit of accounting as prescribed in the Emerging Issues Task Force (EITF) Issue 00-21, “Revenue Arrangements with Multiple Deliverables.” Product revenue is generally recognized upon completion of installation or upon shipment if installation is not required. Maintenance revenue is recognized on a straight-line basis over the term of the maintenance agreement.

14.	Please tell us the nature of the guarantee you provide to your customers for the decline in the ‘product’s value.’ Discuss how you determine ‘value.’ Please also tell us in more detail about your accounting for these allowances and how you determined that the sales price was fixed and determinable at the date of sale.

We respectfully advise the Staff that we have made certain allowances related to sales to its consumer business distributors. Given the dynamic nature of our business, there are certain instances where our products do not move through the distribution channel as initially estimated. Prior to the introduction of new models, which generally occurs semi-annually, we attempt to move out all of the inventory in the distribution channel. In order to move these inventories, we grant sales promotion rebates to our distributors. The sales promotion rebates are given to our distributors at our discretion at an amount determined by us. Distributors are free to use these rebates including compensating themselves for any decline in old models’ value within the distribution channel. The distributors’ product value represents the sales price to the end users (consumers). In calculating any sales promotion rebates to be granted, we take into consideration our historical experience, the quantity of estimated units in the distribution channel as well as the estimated end user sales price. The sales promotion rebates are classified as a reduction in revenue on the consolidated statement of income and are accrued in the period when the related sales are recognized. Given that the sales promotion rebates are accrued in the period when the related sales are recognized, we believe that the sales price was fixed and determinable.

We have attached for your convenience a copy of our response to the Staff dated April 8, 2005 which contained a similar comment related to revenue recognition as discussed above.

(d) Revenue Recognition-Page 107

6. We note from your disclosures on page 25 that you use independent agents and distributors in certain markets, tell us and revise future filings to disclose whether sales to distributors contain any rights of return or price protection privileges and, if so, explain how you comply with SFAS 48 and EITF 01-09.

Response:

Our policy is to accept product returns only in the case that the products are defective. Although we are not contractually required to do so, in limited circumstances we have made certain allowances for distributors after the purchase of our product to compensate for decreasing prices or other factors. We have evaluated our practice of making allowances using the guidance provided by SFAS 48, and have determined that revenue recognition is appropriate. Estimates of such allowances, which we believe are reasonably estimable due to their limited nature, are recorded as a reduction of revenue at the time of sale. Furthermore, we, on occasion, will offer certain incentives to its distributors in the form of rebates. Such incentives are recorded as reductions of sales in accordance with the provisions of EITF 01-09. We will revise our future filings to disclose rights of return and other allowances related to our sales to distributors, complying with SFAS 48 and EITF 01-09.

Set forth below is our proposed disclosure for future filings:

Our policy is to accept product returns only in the case that the products are defective. Our issues contractual product warranties under which it guarantees the performance of products delivered for a certain period of time. A liability for the estimated product warranty related cost is established at the time revenue is recognized, and is included in “Other accrued expense.” Estimates for accrued warranty cost are primarily based on historical experience and current information on repair cost.

Historically, we have made certain allowances related to sales to its consumer business distributors. Such allowances are generally provided to compensate the distributors for a decline in the product’s value, and are classified as a reduction of revenue on the consolidated statements of operations. Estimated price adjustments are accrued when the related sales are recognized. The estimate is made based primarily on the historical experience or specific arrangements made with the distributors.

We also occasionally offer incentive programs to its distributors in the form of rebates. These rebates are accrued at the later of the date at which the related revenue is recognized or at the date which the incentive is offered, and are recorded as reductions of sales in accordance with EITF 01-09, “Accounting for Consideration Given to a Customer (Including a Reseller of the Vendor’s Products).”

(f) Inventories, page 115

15.	We note that raw materials are stated at cost, not in excess of current replacement cost. Please tell us how you considered Statement 5 and 6 of Chapter 4 of ARB 43 in establishing this policy. Discuss how this valuation considers the definition of market in Statement 6.

We respectfully advise the Staff that we have taken into consideration Statements 5 and 6 of Chapter 4 of ARB 43 in establishing the policy for raw material inventory valuation. We can respectfully confirm to the Staff that our raw material inventory valuation qualifies under the definition of “market” as defined in Statement 6 as current replacement cost. Furthermore we confirm that current replacement cost does not exceed the net realizable value and is not less than net realizable value reduced by normal profit margin.

(i) Goodwill and Other Intangible Assets, page 116

16.	We note that you recognized goodwill impairment losses of ¥30,496, ¥50,050 and ¥3,559 in 2007, 2006 and 2005, respectively. Please tell us and disclose in future filings your accounting policy with respect to assessing goodwill for impairment and measuring the amount of the impairment loss. We noted that your current disclosure only refers to the amount by which the carrying value of an asset exceeds the fair value of the asset. Please be more specific in your disclosure and discuss the two-step method and the implied fair value of the goodwill, the level at which you assess goodwill impairment and the timing of your evaluations. Refer to paragraphs 18-29 of SFAS 142.

We test goodwill for impairment annually and whenever events or circumstances make it more likely than not that impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell or dispose all or portion of a reporting unit. We use the two-step impairment test to identify potential goodwill impairment and measure the amount of goodwill impairments to be recognized.

In step one, we determine whether an impairment has occurred by comparing fair value of the respective reporting unit, which we estimate using a discounted cash flow method, to the carrying amount of the reporting unit. When available and as appropriate, we use comparative market multiples to corroborate discounted cash flow results. In applying this methodology, we rely on a number of factors including actual operating results, future business plans, economic projections and market data.

If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss. This is measured by comparing the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. Implied fair value of reporting unit goodwill is calculated by allocating the fair value of a reporting unit to all of the assets and liabilities of that unit. In performing this calculation, the fair value of the reporting unit is considered to be the price paid to acquire the reporting unit. The excess of the fair value of the reporting unit over the amounts allocated to all assets and liabilities, including separately identifiable intangible assets, are the implied fair value of goodwill. An impairment loss is recognized if the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill.

We respectfully advise the Staff that we will include the following policy disclosure in our future filings:

Goodwill represents the excess of costs over the fair value of net assets of businesses acquired. Goodwill is reviewed for impairment at least annually in accordance with the provisions of SFAS No. 142 “Goodwill and Other Intangible Assets.” The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). If the fair value of the reporting unit exceeds its carrying amount, step two does not need to be performed. Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation in business combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis.

(j) Investments and Advances, page 116

17.	We note that you use the equity method for some subsidiaries if the minority shareholders have substantive participating rights. Please tell us and disclose in future filings the circumstances involved and why you account for these entities under the equity method, consistent with Rule 3A-02 of Regulation S-X.

We respectfully advise the Staff that there are two majority owned entities for which we apply the equity method of accounting due to substantive participating rights that are granted to the minority shareholders. These companies are China Hualu Panasonic AVC Networks Co., Ltd. and MTPD. Under the shareholders agreement of these entities, we noted that the minority shareholders have certain substantive participating rights such as the minority shareholders’ right to approve the business plan for the respective entities. This includes operating and capital decision of the investee, and budgets in the ordinary course of business. We view these minority shareholders’ rights as participating rights under EITF 96-16 and that such rights would preclude consolidation of the subsidiary.

We believe that China Hualu Panasonic AVC Networks Co., Ltd. does not warrant separate disclosure with respect to EITF 96-16 due to the immateriality of this subsidiary. We respectfully advise the Staff that the materiality of this subsidiary as compared to our consolidated financial statements is as follows for fiscal 2007, 2006 and 2005 (Yen in Millions):

2007:

	Uncons. Sub	Consolidated F/S	% Uncons. Sub
Total sales	¥68,515	¥9,108,170	0.8%
Net income	¥2,831	¥217,185	1.3%
Total assets	¥46,767	¥7,896,958	0.6%

2006:

	Uncons. Sub	Consolidated F/S	% Uncons. Sub
Total sales	¥38,680	¥8,894,329	0.4%
Net income	¥1,455	¥154,410	0.9%
Total assets	¥36,526	¥7,964,640	0.5%

2005:

	Uncons. Sub	Consolidated F/S	% Uncons. Sub
Total sales	¥38,580	¥8,713,636	0.4%
Net income	¥1,708	¥58,481	2.9%
Total assets	¥29,904	¥7,964,640	0.4%

With respect to MTPD, we will provide the following disclosures in our future filings:

MT Picture Display Co., Ltd. (MTPD) was established in March 2003 as a joint venture between us and Toshiba Corporation with ownership interests of 64.5% and 35.5%, respectively. We previously accounted for MTPD under the equity method in accordance with the provisions of EITF 96-16 due to certain participating rights that were granted to Toshiba Corporation which precluded us from consolidating MTPD and its subsidiaries. As of March 1, 2007, MTPD was consolidated in accordance with FIN 46R, as a result of certain restructuring activities of MTPD. At March 30, 2007, we acquired 35.5% equity of MTPD from Toshiba Corporation and as a result, has a 100% equity in MTPD.

Note 2. Acquisitions, page 121

18.	On page 129 you disclose that you acquired goodwill during 2006 and 2007. We noted no discussion of acquisitions in those years in this note. Please tell us the nature of the goodwill acquired in those years and your consideration of the disclosure requirements of paragraphs 51-53 of SFAS 141.

We respectfully advise the Staff that we did not enter into significant acquisitions for the years ended March 31, 2006 and 2007. The goodwill generated during the year ended March 31, 2006 amounting to ¥1,379 million was primarily due to minor correction of errors associated with goodwill.

With respect to the year ended March 31, 2007, the acquisition cost and acquired goodwill in comparison to our consolidated financial statement amounts are summarized as follows (Yen in Millions):

	Aggregate acquisitions	Consolidated F/S		% Acquisitions
Total acquisition cost	¥10,955	¥7,896,958	(total assets)	0.14%
Goodwill	¥6,232	¥379,324		1.6%

As indicated in the analysis above, the acquisition costs and goodwill for March 31, 2007, in the aggregate, are immaterial to the consolidated financial statements. We considered the disclosure requirements of paragraphs 51-53 of SFAS 141 but concluded that further disclosure was not necessary given the immaterial nature of the amounts.

Note 4. Investments in and Advances to, and Transactions with Associated Companies, page 122

19.	Please show us the components of your equity in earnings (losses) of associated companies and impairment losses by each significant investee for 2005, 2006 and 2007. As necessary, please show us how you evaluated the significance of the investees under Rule 3-09 of Regulation S-X in determining that no financial statements were required to be filed for the investees.

We respectfully advise the Staff that the components of our equity in earnings (losses) of associated companies and impairment losses by each significant investee are as follows:

Components of equity in earnings (losses) of associated companies:

	(Yen in Millions)
Description	2007	2006	2005
MTPD	—	(52,478)	(16,976)
Toshiba Matsushita Display (TMD)	1,623	594	4,943
China Hualu Panasonic AVC Networks Co., Ltd.	1,821	600	839
Kubota Matushitadenko Exterior Works, Ltd.	1,136	990	1,959
Sumishin Matsushita Financial Services Co., Ltd.	323	959	—
IPS Alpha Technology (IPS)	(5,494)	(945)	(61)
Other	1,626	(520)	1,917

Total equity in earnings (losses) of associated companies	1,035	(50,800)	(7,379)

Components of impairment losses by each significant investee:

	(Yen in Millions)
Description	2007	2006	2005
Matsushita Facility Management Co., Ltd.	—	—	(2,590)
Associated companies of Matsushita Electric Works, Ltd.	—	—	(243)
MTPD	—	(28,196)	—
Minebea Matsushita Motor Co., Ltd.	—	(2,485)	—

Total impairment losses incurred	—	(30,681)	(2,833)

We respectfully advise the Staff that we evaluated the significance of the investees under Rule 3-09 of Regulation S-X in determining whether separate financial statements were required to be filed for any of the investees. Please be advised that we have only presented the evaluations for those investees with the most significant income, losses or impairment charges:

				(Yen in Millions)
				2007	2006	2005
Determination to use IBT of most recent year or the average of most recent five years

Income before income taxes (IBT)				439,144	371,312	246,913
MEI’s ownership percentage of equity investees’ IBT excluding losses				3,559	3,554	4,110

				442,703	374,866	251,023

Average IBT for the last 5 years (excluding loss years)				261,666	173,125	119,252
Percent of most recent IBT/5 year-average				169.2%	216.5%	210.5%

We used the most recent year average of IBT based on analysis above			(a)	442,703	374,866	251,023

TMD	Numerator	Equity earnings adjusted for the registrant’s share of income taxes recognized by the equity investee		1,678	753	4,110
		Impaiment loss recognized		0	0	0

			(b)	1,678	753	4,110

	Denominator		(a)	442,703	374,866	251,023

			(b)/(a)	0.4%	0.2%	1.6%

MTPD	Numerator	Equity earnings adjusted for the registrant’s share of income taxes recognized by the equity investee		N/A	(53,836)	(19,162)
		Impaiment loss recognized		Consolidated	(28,196)	0

			(b)	in fiscal 2007	(82,032)	(19,162)

	Denominator		(a)		374,866	251,023

	% for determing applicability of Rule 3-09		(b)/(a)		-21.9%	-7.6%

SMFC	Numerator	Equity earnings adjusted for the registrant’s share of income taxes recognized by the equity investee		1,881	2,801	N/A
		Impaiment loss recognized		0	0	Consolidated

			(b)	1,881	2,801	thru 2005

	Denominator		(a)	442,703	374,866

	% for determing applicability of Rule 3-09		(b)/(a)	0.4%	0.7%

IPS Alpha	Numerator	Equity earnings adjusted for the registrant’s share of income taxes recognized by the equity investee		(5,456)	(1,099)	(96)
		Impaiment loss recognized		0	0	0

			(b)	(5,456)	(1,099)	(96)

	Denominator		(a)	442,703	374,866	251,023

	% for determing applicability of Rule 3-09		(b)/(a)	-1.2%	-0.3%	0.0%

As indicated above, MTPD triggered the separate filing requirements under Rule 3-09 of Regulation S-X. Accordingly, we disclosed a set of separate financial statements of MTPD in the Form 20-F for the year ended March 31, 2006. Rule 3-09 of Regulation S-X requires that a registrant qualifying under this rule provide balance sheets as of the end of each of the two most recent fiscal years and statements of income and cash flows for each of the three most recent fiscal years. The separate financial statements are required to be audited only for those fiscal years which triggered the Rule 3-09 requirements. MTPD was consolidated by us effective March 1, 2006 in accordance with FIN 46R as there was a triggering event under paragraph 7 of FIN 46R to reconsider the application of FIN 46R and based on our analysis we concluded that consolidation of MTPD was required in accordance with FIN 46R. Accordingly, we presented in our separate filing a following financial statements of MTPD:

Audited:

•	Consolidated Statement of Operations for the 11-month period ended February 28, 2006(1)

•	Consolidated Statement of Stockholders’ Equity for the period ended February 28, 2006(1)

•	Consolidated Statement of Cash Flows for the 11-month period ended February 28, 2006(1)

(1)	Audited Consolidated Statements of Operations for the 11-month period was filed because MPTD was consolidated effective March 1, 2006.

Unaudited:

•	Consolidated Balance Sheet as of March 31, 2005(2)

•	Consolidated Statements of Operations for the years ended March 31, 2005 and 2004

•	Consolidated Statements of Stockholders’ Equity for the years ended March 31, 2005 and 2004

•	Consolidated Statements of Cash Flows for the years ended March 31, 2005 and 2004

(2)	Audited Consolidated balance sheet as of March 31, 2006 was not filed because MTPD was our consolidated subsidiary as of March 31, 2006.

With respect to the remaining investees, our calculations show that we have not triggered the separate filing requirement.

20.	Please tell us and disclose in future filings the accounting method used to account for the acquisition of the remaining 35.5% of the equity of MTPD. Please also include the disclosures required by paragraph 51-55 of SFAS 141.

We respectfully advise the Staff that MTPD was established in March 2003 as a joint venture by receiving contributions of assets and liabilities from Toshiba and us. We owned 64.5% of MTPD and Toshiba owned 35.5% of the remaining shares. MTPD is in the business of manufacturing and distribution of cathode-ray tubes (CRT). MTPD has been a loss making business since its establishment due to continuing price decrease and shrinkage of the CRT TV market, as a result of the rapid shift of the market demand to liquid crystal and plasma television units.

We previously accounted for MTPD under the equity method of accounting in accordance with EITF 96-16 because we granted substantive participation rights such as Toshiba’s ability to veto the business plan which included operating and capital plan, and budgets. MTPD was not a variable interest entity (VIE) at the time FIN46R became effective.

During the third quarter ended December 31, 2005, MTPD decided to close operations in the US and Germany due to decline in demand and intensified price competition. This resulted in impairment of the fixed assets and MTPD went into a retained deficit position as of December 31, 2005.

The US and German operations ceased manufacturing operations in February 2006. As the result of the closure of the operations, MTPD triggered a reconsideration event under paragraph 7(d) of FIN 46R such that it required us to perform a reassessment as to whether MTPD qualified as a VIE as of February 28, 2006. We concluded that MTPD was a VIE and that we were the primary beneficiary. Accordingly, we consolidated MTPD as of March 1, 2006 at its fair value in accordance with paragraph 18 of FIN 46R.

MTPD continued to incur losses subsequent to our consolidation of MTPD. Our shareholder agreement with Toshiba required Toshiba to contribute capital or extend advances should MTPD require additional capital. Given Toshiba’s commitment to provide further financial support to MTPD, we continued to allocate the losses to Toshiba such that the minority interest balance in our consolidated financial statements went into a debit balance.

Given the loss position, Toshiba requested that its loss be capped and on March 28, 2006 we entered into an agreement to cap the losses. This agreement required Toshiba to pay us, in cash, their share of the losses incurred through March 28, 2006 and the debit minority interest balance was reversed to reflect the receivable from Toshiba. Accordingly, we recognized all of MTPD’s losses subsequent to March 28, 2006.

On March 30, 2007, we purchased Toshiba’s 35.5% interest for a nominal value. We accounted for this transaction in accordance with FAS 141.

We will add the following disclosures in our future filings:

On March 30, 2007, we acquired a 35.5% equity interest of MTPD from Toshiba Corporation for a nominal value and as a result, we have a 100% voting interest in MTPD. This acquisition of the minority interest was accounted for by the purchase method. MTPD is engaged in manufacturing and distributing cathode ray tubes. The impact of consolidating MTPD is not material to our consolidated financial statements.

With respect to the disclosures of the accounting method used to account for the acquisition and those required by paragraph 51 – 55 of SFAS 141, we had considered the disclosure requirements but concluded that further disclosure was not necessary given the immaterial nature of the transaction and MTPD’s impact on the consolidated financial statements as of and for the year ended March 31, 2007.

21.	Please tell us and disclose in future filings the reasons for the impairment losses. Please also tell us and disclose in future filings the method and significant assumptions used to determine the amount of the impairment losses in 2005 and 2006.

We respectfully advise the Staff that we recorded impairment losses of ¥2,833 million and ¥30,681 million for the years ended March 31, 2005 and 2006, respectively. The fiscal 2005 impairment losses in the amount of ¥2,833 million related to an other-than-temporary impairment that was recorded for our investment in Matsushita Facility Management Co., Ltd. which we had a 30% equity interest. With respect to Matsushita Facility Management, the majority shareholder decided to restructure its portfolio of businesses including Matsushita Facility Management. As result of the realignment of the businesses, Matsushita Facility Management’s positioning changed significantly such that it was concluded that there was a fixed asset impairment loss at Matsushita Facility Management level. We concluded that this event impaired our investment in Matsushita Facility Management and we recorded an other-than-temporary impairment.

We also recognized impairment losses in fiscal 2006 of ¥28,196 million for MTPD and ¥2,485 million for Minebea Motor Manufacturing Corporation (MMMC). MTPD is engaged in the production and distribution of cathode ray tube for conventional television receivers. With the popularity of Plasma and LCD displays, demand for cathode ray tube television receivers declined significantly triggering the impairment losses. MMMC is engaged in the manufacture of precision motors. MMMC had been generating losses since its incorporation and had shown no signs of improvement which triggered the impairment losses.

We estimated the fair value of the investments in associated companies through the use of discounted cash flows by using appropriate discount rates based on our cost of capital rate. When available and as appropriate, we used comparative market multiples to corroborate discounted cash flow results. In applying this methodology, we relied on a number of factors including actual operating results, future business plans, economic projections and market data. The difference between the fair value of the investments in associated companies and the book value was recognized as an impairment charge.

We will provide the following additional disclosure in our future filings:

During the years ended March 31, 2006 and 2005, we incurred an impairment of 30,681 million yen and 2,833 million yen, respectively, for other-than-temporary impairment of investments and advances in associated companies. The fair value of the investments and advances in associated companies was calculated through the use of discounted cash flows by using appropriate discounted rate based on our cost of capital rate. An impairment charge was recorded to reduce the carrying value of the assets to fair value.

22.	Further, in future filings, please reclassify these impairment losses so that they are reflected consistently with the classification of the associated equity or losses in associated companies, or tell us in sufficient detail why the classification within other deductions is appropriate.

We respectfully advise the Staff that we have consistently classified all other-than-temporary impairment losses within other deductions in current and prior years. In reviewing APB 18 and other US GAAP literature, we did not note specific guidance which would require us to classify the other-than-temporary impairment in equity in earnings (losses) of associated companies. We believe that this presentation is acceptable given the lack of specific technical guidance and we have provided appropriate disclosure as to this classification of other-than-temporary impairment losses in the notes to our financial statements in order to promote transparency.

Note 7. Long-lived Assets, page 127

23.	We note that you have assets held for sale included in other assets. Please tell us and disclose in future filings the carrying amount of the assets, consistent with paragraph 47(a) of SFAS 144.

We respectfully advise the Staff that fiscal 2006 was the only year in which we recognized assets held for sale. The amount of assets held for sale amounted to approximately ¥7,500 million. With all due respect, we believe that this amount is clearly immaterial and believe that disclosure in future filings should not be required. We will, in the future, consider separate disclosure for assets held for sale if such classification is considered material to the financial statement presentation.

Note 8. Goodwill and Other Intangible Assets, page 129

24. Due to the significance of the goodwill impairment losses in 2006 and 2007, please tell us and disclose in future filings a more detailed description of the facts and circumstances leading to the impairment. Please also tell us and disclose in future filings the method used to determine the amount of each goodwill impairment loss. Refer to paragraph 47 of SFAS 142.

We respectfully advise the Staff that the majority of the goodwill impairment losses for fiscal 2006 and 2007 related to goodwill impairment related to our subsidiary Panasonic Mobile Communications Co., Ltd. (PMC). PMC is a manufacturer and supplier of mobile telephone units to businesses and consumers.

PMC incurred a goodwill impairment charge of ¥50,050 for the year ended March 31, 2006. This goodwill impairment was triggered due to PMC’s decision to exit the overseas market so that it can reduce its costs associated with the development of overseas models and allocate resources to its domestic operations. This decision also resulted in closure of overseas factories in Germany and the Philippines. This strategic decision affected PMC’s projected cash flows which resulted in the goodwill impairment.

PMC incurred a goodwill impairment charge of ¥27,299 million for the year ended March 31, 2007. During fiscal 2006, as previously noted, PMC had made a strategic decision to concentrate its operations and resources on the Japanese market. However, unforeseen competition and other external factors resulted in PMC’s loss in market position in Japan and a significant negative impact on PMC’s cash flow forecasts. Specifically, two issues contributed to the negative effect including (1) phone number portability and (2) loss in market share.

(1)	Phone number portability – the Japanese government implemented a “number portability” system in 2006 where it began to allow cellular phone users to change carriers without changing their cellular phone numbers. All cellular phone carriers and cellular phone manufacturers projected that there would be a significant number of user migration from one carrier to another which would contribute to new phones sales. Although PMC took into consideration the effect of this event in its fiscal 2006 cash flow forecast, the number of user migration did not materialize as anticipated and resulted in lower sales in comparison to forecast. PMC concluded that this trend will continue into the future resulting in significantly lower future projected revenue.

(2)	Loss in Market Share – PMC lost 4-5% points in market share in 2007. PMC saw increased competition from foreign manufacturers such as Nokia, Samsung, LG and other manufacturers. PMC did not foresee these foreign competitors penetrating the Japanese market and these competitors contributed to loss in PMC’s market share.

We respectfully advise the Staff that we will modify the current disclosure as follows in our future filings:

We recognized an impairment loss of 27,299 yen during fiscal year 2007 related to goodwill of a mobile communication subsidiary. This impairment is due to a decrease in the estimated fair value of the reporting unit caused by lack of anticipated demand generated by the number portability in Japan, unanticipated loss in cellular phone market share and intensification of domestic competition.

The method used to determine the amount of respective goodwill impairment loss and our disclosure for future filings are discussed in our response to comment No. 16.

Note 16. Supplementary Information to the Statement of Income and Cash Flows, page 150

25. Please tell us and disclose in future filings the nature of the claim expenses of ¥34,340 and how you accounted for them.

We respectfully advise the Staff that claims expenses are those expenses related to contractual losses related to product defects. We distinguish claims expenses from product warranty costs because product claims expenses represent non-routine defects which affect a significant number of products. These expenses generally include cost of replacement units as well as any other out of pocket expenses associated with the claims such as notifying customers, compensating customers for any losses incurred and other expenses that are probable and estimable at the time of occurrence. ¥24,905 million of the claim expenses related to the loss related to Kerosene fan heaters. The loss associated with this claim included inspection and repair costs, various media, leaflet printing and travel.

We respectfully advise the Staff that we will include the following disclosures in our future filings:

Included in other deductions for the year ended March 31, 2006 are claim expenses of 34,340 million yen which is principally related to losses associated with kerosene fan heaters in the amount of 24,905 million yen. Losses from kerosene fan heaters represent costs associated with customer notification through various media channels, leaflet printing, travel, and inspection and repair costs.

Note 18. Fair Value of Financial Instruments, page 153

26. Please reconcile the carrying amount shown for investments and advances to the amount reflected for total investments and advances in the balance sheet.

We respectfully advise the Staff that the carrying amount shown for investments and advances is reconciled to the amount reflected for total investments and advances in the balance sheet as follows (Yen in Millions):

Investments and advances (non-derivatives)	¥1,056,515	(1)
Associated companies	143,201	(2)
Other investments	6,366

Total other investments and advances	¥1,206,082	(2)

(1)	This balance agrees to Note 18 on page 154.
(2)	This balance agrees to the consolidated balance sheet on page 107.

Note 21. Subsequent Event, page 159

27. Please tell us and disclose in future filings the timing of the discovery of the problem with the batteries. Please also discuss how you determined the amount of the loss.

We discovered the problem with the batteries in July 2007 after receiving notification from a fire department in Japan as to an instance of a fire that was caused by overheating initiated by a short circuit within the battery. These batteries were specifically manufactured for use in Nokia cellular phones. We estimated through discussions with Nokia that approximately 46 million battery units were shipped. The loss was estimated based on the failure rate applied to the estimated battery units shipped. The estimated replacement battery units were then used to calculate the external costs required to voluntarily replace the batteries including replacement battery cost, shipping and handling, distribution center costs and call center costs, etc. The replacement battery costs included the internal cost of production and costs associated with third party sourcing of the batteries. Shipping and handling was estimated based on the cost of the courier service to ship the replacement batteries to customers. The cost associated with distribution and call centers was based on the estimated costs to operate these centers.

We will disclose the timing of discovery of the problem in our future filings.

Schedule II, page 160

28. Please tell us the nature of the reversals in 2005, 2006 and 2007. In future filings, when the amount of the reversals is significant, please include a discussion of the nature and amount of the reversals and their impact on your operations in Operating and Financial Review and Prospects. In Note 1(k) please tell us and disclose in future filings your accounting policy with respect to these reversals.

We respectfully advise the Staff that the nature of the reversals in 2005, 2006 and 2007 represent reversals of allowance for doubtful trade receivables in the ordinary course of business. We have extracted the “top five” reversals of allowance for doubtful receivables for 2005, 2006 and 2007 as follows:

2007	(Yen in Millions	)
Panasonic Industrial Sales (Taiwan) Co., Ltd.	664
Panasonic SH Industrial Sales (Shenzhen) Co., Ltd.	608
Panasonic Mobile Communications Co., Ltd.	570
Panasonic Consumer Marketing Co., Ltd.	466
Panasonic Avionics Corporation	357
Others	2,347

Total	5,012

2006
Panasonic Siew Sales (Thailand) Co., Ltd.	3,344
Panasonic Avionics Corporation	406
Matsushita Electric Works, Ltd. Headquarters	315
Panasonic Industrial (Tianjin) Co., Ltd.	201
Victor Company of Japan, Ltd.	181
Others	2,018

Total	6,465

2005
Matsushita Electric Industrial Co., Ltd.	4,256
Panasonic Mobile Communications Co., Ltd.	2,248
Panasonic Avionics Corporation	829
Panasonic Asia Pacific Pte. Ltd.	375
Matsushita Logistics Co., Ltd.	316
Others	2,340

Total	10,364

The reason for more significant reversals of doubtful trade receivables including Panasonic Siew Sales (Thailand) Co., Ltd. (¥3,344 million), Matsushita Electric Industrial Co., Ltd. (¥4,256 million) and Panasonic Mobile Communications Co., Ltd. (¥2,248 million) represent reversal of reserve for doubtful accounts related to customers which faced significant financial difficulties. These balances were subsequently collected which resulted in reversals of doubtful trade receivables reserve.

The remaining reversals of doubtful trade receivables are immaterial in 2005, 2006 and 2007. We will, in future filings as applicable, include a discussion of significant reversals including discussion of the nature and amount of the reversals and their impact on our operations. However, we believe that the reversals in 2005, 2006 and 2007 do not reach the level of materiality which would warrant a discussion of the nature and amount of the reversals and their impact on our operations in Operating and Financial Review and Prospects.

We respectfully advise the Staff that our accounting policy with respect to these reversals is to record a reversal for the allowance for doubtful trade receivables in excess of the amount of actual uncollectible accounts receivable. With all due respect, we do not believe that modification of the Note 1(k) disclosure in our future filings is necessary because allowance for doubtful trade receivables are routine estimates and we believe that such reversals are expected and should not require specific disclosure within the financial statements, unless significant.

Form 6-K for the Month of July 2007

29. We note your presentation of ‘operating profit.’ This appears to be a non-GAAP measure. In future filings, please do not present non-GAAP measures within your consolidated statements of income that are represented as being in accordance with U.S. GAAP.

Please refer to “Announcement of Financial Results” (the “Announcement”) which was included in the Form 6-K report. The Announcement is an English translation of the Japanese-language document that we publicly disclosed in Japan (in late July), as required by the rules of the Tokyo Stock Exchange, the primary stock exchange for trading of our common stock. Under the Japanese securities laws, we are permitted to, and does, prepare and disclose its financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for Japanese domestic reporting purposes.

As part of its reporting of financial results in Japan, we disclose operating profit. Operating profit is explained in Note 2 of “Notes to consolidated financial statements” on page 12. As that Note states, we present operating profit, which is net sales less cost of sales and selling, general and administrative expenses, in order to be consistent with generally accepted financial reporting practices in Japan. As also stated in that Note, operating profit is useful to investors in comparing our financial results with those of other Japanese companies.

Because, as explained above, we disclose operating profit in Japan, and the English-language announcement of financial results that is included in our Form 6-K report is an English translation of what it publicly announces in Japan, we believe that operating profit should be presented in such English-language announcement in the current manner.

In light of the SEC staff’s comment, in the English translations of its future announcements of financial results that are furnished to the SEC on Form 6-K, we will place a symbol or letter next to “Operating profit” in the consolidated statement of income, and add a footnote corresponding to that symbol or letter stating to the following effect: “For information about operating profit, see Note [2] of Notes to consolidated financial statements on page [12].” (The note number and page number are those in the Announcement which was included in the Form 6-K report.)

With regard to a reconciliation of operating profit to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, please see our response to comment 31 below.

30. In future filings please do not use titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures.

As explained in our response to comment 29 above, we disclose operating profit as part of its reporting of financial results in Japan. We believe that, by creating a footnote under the consolidated statement of income specifically relating to operating profit, as proposed above, it will be clear to the reader that “operating profit” is a line item that is used for Japanese domestic reporting purposes.

31. In future filings when you present a non-GAAP measure please present the most directly comparable financial measure calculated and presented in accordance with GAAP and include a reconciliation of the differences between the non-GAAP financial measure presented and the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Regulation G.

Please refer to page 7 of the Announcement. The most comparable financial measure to operating profit calculated and presented in accordance with U.S. GAAP is income before income taxes. The reconciliation between operating profit and income before income taxes is directly shown on the face of the statement of income, i.e., the line items between operating profit and income before income taxes are the relevant reconciliation items. Thus, we believe that its consolidated income statement presented in the manner it is presented in the Announcement already presents the required reconciliation.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact, by fax or by e-mail, Yukitoshi Onda (fax: 81-6-6908-2351; e-mail: onda.yukitoshi@jp.panasonic.com) or Sumitaka Yoshitomi (e-mail: yoshitomi.sumitaka@jp.panasonic.com).

Very truly yours,

/s/ Makoto Uenoyama
Makoto Uenoyama
Director
(Principal Financial Officer)
Matsushita Electric Industrial Co., Ltd.

cc:	Martin James

Kate Tillan

(Office of Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission)

Izumi Akai

Yoichiro Taniguchi

(Sullivan & Cromwell LLP)